HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

Filenr. 82-4865

LEGAL DEPARTMENT

[redacted]

02028850

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Naarden, 17 April 2002

SUPPL

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish the required information. A list stating the information being submitted, is also attached to this letter. The Filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Renée Mandersloot

Enc.

K.v.K. 32035583

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 1 January 2002.

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
27-02-02	English and Dutch	Results 2001
05-04-02	English	Appointment new Group external auditors

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
None		

4. ACCOUNTS

Language	Subject
English	Annual Report 2001

5. OTHER

Date	Language	Subject
None		

O2 4003

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

RESULTS 2001

- **Cash earnings per share (CEPS) + 0.5%**
- **Growth 1HY offset by 2HY downturn**
- **Free cash flow of EUR 263.6 million (+48.9%)**
- **Net sales increase to EUR 8,835.7 million (+ 7.6%)**
- **Flat organic growth**
- **Core PPS sales +26.1% representing 70% of total sales**

Naarden, the Netherlands – February 27, 2002 – Hagemeyer, the worldwide business to business distribution services group, today announces its financial results for 2001.

Financial highlights

(x EUR millions)	31/12/2001	31/12/2000	% Change
Sales	**8,835.7**	8,212.4	7.6%
EBITA [1]	**373.0**	352.8	5.7%
Cash Earnings (Ordinary profit after taxes before amortisation of goodwill)	**239.1**	234.8	1.8%
CEPS (Cash Earnings per Share) (x EUR) [2]	**2.20**	2.18	0.5%

Ordinary profit after taxes	**203.3**	223.2	(8.9%)
Net extraordinary items after taxes	**(49.8)**	163.5	
Net profit	**153.5**	386.7	

Organic growth (%)	**0.0%**	9.4%	
Interest cover ratio [3]	**5.6**	6.6	
Operational cash flow	**356.7**	254.1	40.4%
Free cash flow [4]	**263.6**	177.0	48.9%

1 Operating profit before amortisation of goodwill
2 Rounded to the nearest Euro cent
3 Calculated as (earnings before interest, taxes, depreciation and amortisation)/net interest expense
4 Operational cash flow less net capital expenditures

Sales

Net sales for the year ended December 31, 2001 were EUR 8,835.7 million, an increase of EUR 623.3 million or 7.6% on the prior year's total of EUR 8,212.4 million. On an organic growth basis, sales remained flat as compared to the prior year. Organic sales growth was 4.9% in the first half. In the second half organic growth was 3.9% negative. This was due to deteriorating global economic conditions, which were already evident at the end of the first half and continued into the second half accelerating following the September 11, 2001 terrorist attacks in the United States. The negative organic growth in the second half affected all three divisions of the Group.

Acquisitions, net of the divestment of consumer activities which took place in 2000, had a positive effect of EUR 809.4 million on total sales. The most notable acquisitions were WF Electrical in the UK, Hagemeyer Electrical Group in Australia, CamBar in the US, all of which were acquired in the second half of 2000 and ABM in Spain, acquired with effect from January 1, 2001. Foreign exchange rates had a negative effect on sales of EUR 186.1 million.

Gross profit

Gross profit for the year ended December 31, 2001 was EUR 1,871.5 million, an increase of EUR 141.9 million or 8.2% from the prior year. Gross margin for 2001 was 21.2%, an increase from 21.1% in 2000. This increase reflects both the heavier weighting of the PPS division relative to the lower gross margin ITPS division, as well as the result of further integration of the PPS division which has allowed it to begin realising benefits in the area of procurement and to withstand strong price pressure in the market place in the face of deteriorating economic conditions.

EBITA

EBITA (Operating profit before amortisation of goodwill) for the year ended December 31, 2001 was EUR 373.0 million up from EUR 352.8 million in the prior year, an increase of EUR 20.2 million or 5.7%. As a percentage of sales, EBITA was 4.2% as compared to 4.3% in the prior year. The slight decrease in EBITA margin reflects the lower recovery of fixed costs as a result of lower sales, particularly in the second half of the year. Unallocated overhead expenses increased from EUR 20.2 million in 2000 to EUR 33.4 million in 2001. The increase reflects the build up of investment in corporate and regional resources to effectively manage the PPS change and integration process. Mitigating actions to reduce operating costs included a reduction of approximately 1,600 employees in the Group's overall workforce during 2001.

Depreciation and amortisation

Depreciation and amortisation in 2001 increased to EUR 98.0 million from EUR 68.7 million in the prior year, an increase of EUR 29.3 million. An increase of EUR 24.3 million in the amortisation of goodwill accounts for the majority of the total increase.[1]

---

[1] The Group began capitalizing and amortising goodwill arising from acquisitions with effect from January 1, 2000.

Net financial expense
Net financial expense for the year ended December 31, 2001 was EUR 75.3 million as compared to EUR 64.6 million in 2000. The increase is primarily due to the effect of the financing of acquisitions made in the second half of 2000 and first half of 2001, net of the proceeds from earlier divestments and the positive effect from foreign exchange differences.

Taxes
The Group's effective tax rate increased to 23.0% from 20.2% in the prior year.

Cash earnings[2]
Cash earnings for the year ended December 31, 2001 were EUR 239.1 million as compared to EUR 234.8 million in 2000, an increase of 1.8%. Cash earnings per share were EUR 2.196 an increase of 0.5% from EUR 2.184 recorded in the prior year.

Ordinary profit after taxes
The ordinary profit after taxes was EUR 203.3 million compared to EUR 223.2 million in 2000.

Professional Products and Services (PPS)

Europe

(x EUR millions)	**2001**	2000
Net sales	**3,998.7**	3,623.4
Gross profit	**982.9**	883.4
Gross profit as a % of net sales	**24.6%**	24.4%
EBITA	**214.6**	194.4
EBITA as a % of net sales	**5.4%**	5.4%
Working capital as a % of net sales	**15.7%**	15.6%

Net sales for the year ended December 31, 2001 were EUR 3,998.7 million, an increase of 10.4% over the prior year. Organic growth on a pro forma basis for the year was 1.6%, reflecting a positive organic development of 4.0% in the first half of the year followed by a contraction of 0.2% in the second half of the year. The organic sales development in the second half represents a mix of good organic growth in the Nordic countries and the UK, while deteriorating economic conditions in Germany led to negative growth overall. The group's sales development continues to benefit from faster growth in sales of goods and services to industrial customers which serves to offset the decline in the traditional contractor segment. This effect was less pronounced in the second half of the year as a result of the decline in manufacturing activity in Europe and the telecommunications industry in particular.

Gross profit for the twelve months ended December 31, 2001 was EUR 982.9 million, an increase of EUR 99.5 million over the prior year. Despite intense pricing pressures in the market place, closer integration of the European operating companies, particularly in the area of procurement, led to an improvement in the gross profit margin from 24.4% in the prior year to 24.6% in 2001.

[2] Ordinary profit after taxes before amortisation of goodwill

EBITA for 2001 was EUR 214.6 million, up from EUR 194.4 million in the prior year. As a percentage of net sales, EBITA was unchanged from the prior year at 5.4%. Reductions in the operating expense base of the division enabled it to sustain the EBITA margin despite a drop in sales volume in the second half of the year and additional spending on marketing and e-commerce initiatives aimed at building the Group's value-added service capability.

Working capital as a percentage of net sales increased by 0.1% to 15.7%. Excluding the effect of the acquisition of ABM, which has a higher working capital ratio than the remainder of the division, working capital as a percentage of net sales improved by 0.5% as a result of improved utilisation, most notably in Germany.

North America

(x EUR millions)	**2001**
Net sales	**1,751.1**
Gross profit	**409.5**
Gross profit as a % of net sales	**23.4%**
EBITA	**71.1**
EBITA as a % of net sales	**4.1%**
Working capital as a % of net sales	**20.2%**

The acquisition of CamBar in 2000 saw the division achieve critical mass in North America. As a result, the structure of the North American group has changed fundamentally and the businesses are in the process of being integrated, thus comparison with the prior year is not meaningful.

Net sales for the year ended December 31, 2001 were EUR 1,751.1 million, compared to EUR 1,070.9 million in the prior year, an increase of 63.5%. The effect from acquisitions, most notably CamBar in the second half of 2000, and the movement in foreign exchange rates accounted for EUR 749.7 million and EUR 6.7 million of the total increase, respectively. Organic growth, on a pro forma basis, was negative 4.2% reflecting growth of 2.0% in the first half followed by negative growth of 9.8% in the second half. The second half development reflects the acceleration of the deterioration in US economic conditions, particularly in the manufacturing sector.

Sales of integrated supply services continued to grow in 2001 despite the fact that in the second half of the year volume on existing contracts suffered from the significant workforce reductions in the US manufacturing sector. Although new contract inquiries are at a record level, completion of new contracts has slowed considerably since September. In the current recessionary environment manufacturers are focused on immediate cost reduction and are hence reluctant to incur the up-front implementation costs of an integrated supply arrangement despite the significant savings that can be realized once the contract is fully operational.

Gross profit for 2001 was EUR 409.5 million or 23.4% as a percentage of net sales. Excluding the effect of the change in the mix of the business since the acquisition of

CamBar, the gross profit margin is at a level equal to that of the prior year despite strong price pressures prevailing throughout the year.

EBITA for the year ended December 31, 2001 was EUR 71.1 million. EBITA as a percentage of net sales for the year was 4.1%. The significant drop in sales volume experienced by the division in the second half of the year has been largely offset by the benefits of cost reduction and reorganisation activities and the positive effect realised through the alignment of employee benefit schemes. The latter is part of the move to an integrated North American operation in the course of 2002.

As a result of the marked sales decline in the second half of the year, working capital utilisation was under pressure, which led to a deterioration of the working capital ratio from 18.9% to 20.2%.

Asia-Pacific

(x EUR millions)	**2001**
Net sales	**445.7**
Gross profit	**100.9**
Gross profit as a % of net sales	**22.6%**
EBITA	**14.9**
EBITA as a % of net sales	**3.4%**
Working capital as a % of net sales	**15.5%**

Net sales for the year ended December 31, 2001 increased to EUR 445.7 million from EUR 217.5 million in the prior year. The acquisition of Hagemeyer Electrical Group in the second half of 2000 accounts for EUR 227.4 million of the total increase in net sales over the prior year. On a pro forma basis, organic sales development in the region in 2001 was negative 3.5%, with the first and second half showing negative 2.6% and negative 4.3%, respectively.

Hagemeyer Electrical Group increased its market share during the year, despite lower sales to the contractor segment as a consequence of the marked drop in construction activity. As a result of an increase in sales to industrial customers, organic growth was nearly flat in the second half year after a negative 4.5% in the first half.

Gross profit for 2001 was EUR 100.9 million reflecting a gross margin of 22.6%. EBITA for the year ended December 31, 2001 was EUR 14.9 million reflecting an EBITA margin of 3.4%. Adversely impacting the reported EBITA were costs incurred in the disengagement of Hagemeyer Electrical Group from the shared services of its former parent and costs incurred in building the company's service capability to industrial customers. Positively influencing the division's operating results is the effect of cost reduction measures, put in place in the second half to counter the effect of deteriorating economic conditions.

More efficient inventory utilisation at Hagemeyer Electrical Group resulted in an improvement in the working capital ratio from 15.7% to 15.5%.

PPS total

The operational performance of the PPS division as a whole is shown below

(x EUR millions)	**2001**	2000
Net sales	**6,195.5**	4,911.7
Gross profit	**1,493.2**	1,195.3
Gross profit as a % of net sales	**24.1%**	24.3%
EBITA	**300.7**	244.5
EBITA as a % of net sales	**4.9%**	5.0%
Working capital as a % of net sales	**16.9%**	16.6%

As already mentioned above in the review of the individual regional performances the results of the division were significantly impacted by the rapid deterioration in economic conditions in the second half of the year. Organic growth on a pro forma basis for the year was negative 0.5% reflecting a split of positive growth of 3.0% in the first half of the year and negative growth of 3.4% in the second half. Despite market pressures, the division achieved a gross margin of 24.1%. Although, as compared to prior year this represents a 0.2% decrease, this is entirely due to the change in the division's geographic mix. In 2001, Europe with higher gross margins overall than the other two regions accounted for 65% of the division's net sales as compared to almost 75% in the prior year. Furthermore, as anticipated, the change in the US mix as a result of the acquisition of CamBar during 2000 led to a lower gross margin. The 0.1% decrease in the EBITA margin is also fully due to the change in the division's geographic mix. Overall, the division's EBITA margin benefited from the cost reduction and integration measures introduced during the year to mitigate the reduction in sales volume brought on by the economic slow down in all of its markets.

Information Technology Products and Services (ITPS)

(x EUR millions)	**2001**	2000
Net sales	**1,737.8**	2,003.3
Gross profit	**106.9**	141.0
Gross profit as a % of net sales	**6.1%**	7.0%
EBITA	**26.6**	29.0
EBITA as a % of net sales	**1.5%**	1.4%
Working capital as a % of net sales	**9.1%**	11.4%

The division's results represent the full year results from Tech Pacific, the Asia-Pacific based distributor of IT products and four months results from Codis, the Netherlands based distributor of IT products. As of May 1, 2001 the Codis activities were grouped into a joint venture with the Dutch IT distribution business of Getronics. The Group now accounts for its 50% share in the results of this joint venture as 'Share in pre-tax results of associated companies'. The remaining activities of Computerij Groep, which were deconsolidated during 2000, have now all been divested or discontinued.

Net sales for the year ended December 31, 2001 were EUR 1,737.8 million, a decrease of EUR 265.5 million. The divestment and discontinuation of Computerij Groep activities account for EUR 229.1 million of the decrease. The movement in foreign exchange rates, particularly that of the Australian dollar accounted for a further EUR 82.7 million decrease. Organic growth for Tech Pacific was 2.9%. The second half organic growth of Tech Pacific was a negative 7.1% reflecting the continuing weakness in IT markets worldwide, exacerbated by extremely poor conditions in the Australian market in particular.

The gross margin decline of 1.0% in Tech Pacific reflected the difficult industry conditions prevailing throughout the year, which resulted in intense price pressure as vendors struggled to maintain market share. In response to the adverse conditions in Australia, a cost reduction programme was put in place in the second half of the year leading to a reduction in staff of approximately 30%. This action in combination with stringent cost control elsewhere allowed the company to achieve a cost to sales ratio of 4.4% versus 4.7% in the prior year. The combination of the fall in gross margin and cost reduction programme resulted in an EBITA margin for Tech Pacific of 1.5% versus 2.2% in the prior year.

The improvement in the working capital to sales ratio from 11.4% to 9.1% is due to the divestment of Computerij Groep. Despite the sales decline, Tech Pacific's working capital as a percentage of net sales of 9.1% was in line with the prior year.

Other Businesses

(x EUR millions)	**2001**	2000
Net sales	**902.4**	1,034.7
Gross profit	**271.4**	304.8
Gross profit as a % of net sales	**30.1%**	29.5%
EBITA	**79.0**	81.4
EBITA as a % of net sales	**8.8%**	7.9%
Working capital as a % of net sales	**21.3%**	18.8%

The reported results in 2000 included those of the automotive division of A.R.M.-Stokvis and of Case Logic and Pollyconcept up to the effective date that these businesses were deconsolidated, which in the case of the first was March 31, 2000 and in the case of the latter two companies was May 31, 2000. The results of these companies are excluded from the 2000 figures in the table above.

Net sales of the continuing businesses for 2001 were EUR 902.4 million, a decrease of EUR 132.3 million or 12.8% compared to the prior year. Organic growth was 2.6% negative, with the second half being negative 3.3% as compared to negative 1.8% in the first half. This reflects lower consumer spending worldwide which adversely impacted the division's sales. The exception to this development was HCL where sales in Japan proved to be resilient despite continuing worsening economic conditions. Foreign exchange rates had a EUR 30.3 million adverse effect on sales. The effect of divestments and closure of agencies in HCL had a negative effect of EUR 85.2 million on total sales.

The continuing businesses generated EBITA of EUR 79.0 million in 2001 and improved the EBITA margin to 8.8% from 7.9% in the prior year. This reflects primarily higher profitability at HCL due to better gross margins achieved in Japan and Hong Kong which is also reflected in the division's gross margin development and also due to the efficiencies gained from the company's restructuring of its operations via termination of unprofitable agencies and exit from volatile markets that has been carried out over the past two years.

The working capital efficiency of the continuing businesses, as measured by the working capital ratio, deteriorated mainly due to difficult trading conditions in the consumer businesses in North America and Europe. On the other hand HCL improved its working capital utilisation.

Extraordinary items
The net extraordinary loss after taxes was EUR 49.8 million (pre-tax loss of EUR 49.3 million). The most significant items included in this result are a EUR 35.0 million pre-tax charge representing the cost of the Group's workforce reduction programme announced in November 2001 and EUR 27.4 million pre-tax charge included in the results of Tech Pacific. Included as income in the extraordinary results is a refund of EUR 26.4 million received in the first half of the year from the Group's pension fund in the Netherlands.

Financial position
Total assets at December 31, 2001 were EUR 3,719.5 million, an increase of EUR 153.1 million over EUR 3,566.4 million at year-end 2000. The effect of acquisitions, net of the effect of divestments, led to an increase in total assets of EUR 212.3 million while movements in foreign exchange rates had a positive effect of EUR 33.2 million.

Shareholders' equity increased from EUR 835.5 million at the end of 2000 to EUR 943.0 million at the end of 2001, an increase of EUR 107.5 million. The increase reflects primarily the year's net profit including the net extraordinary charge and a positive effect from the movement of foreign exchange rates, net of dividends paid and accrued during the year.

The Group's net interest bearing debt increased from EUR 1,125.5 million at the end of 2000 to EUR 1,208.3 million at the end of 2001. The increase reflects amounts drawn under the Group's long-term and short-term credit facilities in order to finance acquisitions and dividend payments net of the Group's free cash flow of EUR 263.6 million.

The Group's interest cover ratio (EBITDA/net interest expense) at December 31, 2001 was 5.6.

Working capital
Working capital decreased as compared to the prior year as a result of lower inventory. This reflects both an improvement in working capital utilisation and the negative organic growth in the last part of the year. Average working capital as a percentage of net sales decreased to 14.9% for 2001 compared to 15.7% for 2000, mainly as a result of the change in mix.

Cash flow
Cash flow from operational activities for the year ended December 31, 2001 was EUR 356.7 million up from EUR 254.1 million in 2000, an increase of EUR 102.6 million.

The investment in tangible fixed assets was EUR 142.1 million in 2001 or 1.6% of net sales compared to EUR 84.8 million or 1.0% of net sales in 2000. The increase is mainly due to capitalised costs of EUR 55 million related to the development of the Group's common IT Platform.

The Group generated free cash flow (operational cash flow less net capital expenditures) of EUR 263.6 million in 2001, an increase of EUR 86.6 million over 2000. The Group's free cash flow supplemented by additional long-term debt of EUR 143.3 million financed acquisitions totalling EUR 257.9 million during the year, dividend payments totalling EUR 60.2 million and a net cash out flow from extraordinary items of EUR 21.5 million.

Dividend
At the annual general meeting of shareholders on April 23, 2002 a full year dividend of EUR 0.77 per ordinary share will be proposed. After deduction of the interim dividend of EUR 0.25, a final dividend of EUR 0.52 thus remains to be paid. Shareholders will be offered the option to receive this final dividend either in cash or in the form of a stock dividend.

Prospects
Our change programme is well under way and progress is being made in the integration of Hagemeyer's European and US businesses. We will continue to roll out the new IT platform across several locations throughout the Group during the course of the year. Our overriding objective is to ensure that the change programme is implemented with a minimum of disruption to the existing business.

We anticipate that the economic recession which affected the Group's major markets in the second half of 2001 will continue at least through the first half of 2002. As a result we foresee that sales and earnings will be lower as compared to the first six months of 2001.

With respect to the full year it would not be prudent to make any sort of prediction at this stage of the economic cycle. Although it will not be an easy year for Hagemeyer we are confident that the integration and cost cutting measures we have taken will enable the Group to take advantage of upturns in its markets as they occur.

Annual Report/AGM
Hagemeyer's 2001 Annual Report will be published early April. The annual general meeting of shareholders will be held at 14.00 hours on April 23, 2002 in the Goederenbeurszaal of the Beurs van Berlage, Damrak 277 in Amsterdam.

Naarden, February 27, 2002
HAGEMEYER N.V.
Board of Management

Note to the editor:

As advised, Mr Rob ter Haar will provide further information to the press on the 2001 results and Group strategy at 09.00 hours today, February 27, at the Hotel Krasnapolsky in Amsterdam

Annexes: 4

Annex I

Consolidated Profit and Loss Account for the year ended December 31

(EUR 000's)	2001	2000
Net sales	**8,835,726**	**8,212,399**
Cost of sales	(6,964,251)	(6,482,824)
Gross Profit	**1,871,475**	**1,729,575**
Operating expenses excluding amortisation of goodwill	(1,505,378)	(1,378,985)
Other operating income-net	6,862	2,208
Operating Profit before amortisation of goodwill	**372,959**	**352,798**
Share in pre-tax results of associated companies	4,937	5,797
Financial expense-net	(75,331)	(64,588)
Ordinary Profit before Taxes and before amortisation of goodwill	**302,565**	**294,007**
Taxes	(61,269)	(57,031)
Minority interest	(2,183)	(2,165)
Ordinary Profit after Taxes and before amortisation of goodwill	**239,113**	**234,811**
Goodwill amortisation	(35,849)	(11,597)
Ordinary Profit after taxes	**203,264**	**223,214**
Net Extraordinary Income / (Expense) after Taxes	(49,785)	163,462
Net Profit	**153,479**	**386,676**

Data per ordinary share (x EUR)		
Ordinary profit after taxes before amortisation of goodwill	2.196	2.184
Ordinary profit after taxes	1.86	2.08
Dividend	0.77	0.76
Weighted average no. of ordinary shares outstanding (x 1,000)	107,797	106,530

Annex II

Consolidated Balance Sheet as at December 31
(After appropriation of net profit)

(EUR 000's)	2001	2000
Non-current Assets		
Intangible assets	678,174	559,542
Tangible fixed assets	380,497	328,760
Financial fixed assets	41,610	28,860
Deferred taxes	80,607	65,737
	1,180,888	982,899
Current Assets		
Inventories	959,855	1,019,143
Trade receivables	1,388,414	1,362,415
Other receivables and prepayments	134,919	132,363
Cash and deposits	55,410	69,629
	2,538,598	2,583,550
	3,719,486	**3,566,449**
Shareholders' Equity	942,980	835,470
Minority Interest	9,547	3,717
Subordinated Debt	150,000	150,000
Risk bearing capital	1,102,527	989,187
Non-current Liabilities		
Provisions	216,669	235,707
Long-term debt	710,688	576,076
Other long-term liabilities	1,947	2,810
	929,304	814,593
Current liabilities		
Trade payables and other current liabilities	1,286,618	1,296,407
Short-term debt and current portion of long-term debt	401,037	466,262
	1,687,655	1,762,669
	3,719,486	**3,566,449**

Consolidated Statement of Cash Flows for the year ended December 31

(EUR 000's)	2001	2000
Operating Activities		
Operating Profit	**337,110**	**341,201**
adjusted for:		
Depreciation and amortisation	97,983	68,658
(Gain)/loss on sale of fixed assets	(4,052)	174
Changes in working capital:		
- Inventories	86,323	(96,386)
- Receivables	53,549	7,258
- Trade and other creditors	(58,939)	44,356
Changes in provisions	(19,422)	(5,793)
Operating cash flow	**492,552**	**359,468**
Interest received	9,368	9,102
Dividends received from associates	5,504	912
Interest paid and similar charges	(90,102)	(65,079)
Taxes paid	(60,616)	(50,307)
Net cash from operational activities	**356,706**	**254,096**
Purchase of fixed assets - net	(93,115)	(77,099)
Free cash flow	**263,591**	**176,997**

Annex IV

Net Extraordinary Income/(Expense) after Taxes

(EUR 000's)	2001	2000
Refund from Sagittarius Pension Fund	26,443	28,018
Gain on sale of subsidiaries, participations and investments	-	237,693
Sale of real estate	-	2,131
	26,443	**267,842**
Restructuring charge - global headcount reduction	(35,000)	-
Restructuring charge - Hagemeyer Electrical Group	(5,774)	-
Restructuring charge and extraordinary expenses-Tech Pacific	(27,419)	(16,461)
Other extraordinary costs	(7,582)	(10,541)
Restructuring charge - PPS	-	(57,000)
Costs incurred and provisions made for the divestment/discontinuation of Computerij	-	(54,474)
	(75,775)	**(138,476)**
Net extraordinary income / (expense) before taxes	(49,332)	129,366
Taxes	(453)	34,096
Net extraordinary income / (expense) after taxes	**(49,785)**	**163,462**

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, POSTBUS 5111, 1410 AC NAARDEN, NEDERLAND
TELEFOON (035) 6957611, FAX (035) 6944396 - www.hagemeyer.com

PERSBERICHT

RESULTATEN 2001

- **Cash earnings per aandeel + 0,5%**
- **Groei eerste halfjaar 2001 valt weg door teruggang tweede helft**
- **Vrije kasstroom EUR 263,6 miljoen (+ 48,9%)**
- **Netto omzet neemt toe tot EUR 8.835,7 miljoen (+ 7,6%)**
- **Geen autonome groei**
- **Omzettoename kernactiviteit PPS met 26,1% (70% van de totale omzet)**

Naarden – 27 februari 2002 - Hagemeyer, de internationale business to business distributie services groep, maakt vandaag haar resultaten over 2001 bekend.

Kerncijfers

(x EUR miljoen)	**31/12/2001**	31/12/2000	% verschil
Omzet	**8.835,7**	8.212,4	7,6%
EBITA [1]	**373,0**	352,8	5,7%
Cash Earnings (resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill)	**239,1**	234,8	1,8%
Cash Earnings per aandeel (resultaat per aandeel voor afschrijving goodwill) (x EUR) [2]	**2,20**	2,18	0,5%

Resultaat uit gewone bedrijfsuitoefening na belastingen	**203,3**	223,2	(8,9%)
Buitengewoon resultaat na belastingen	**(49,8)**	163,5	
Netto winst	**153,5**	386,7	

Autonome groei (%)	**0,0%**	9,4%	
Interest cover ratio[3]	**5,6**	6,6	
Kasstroom uit bedrijfsactiviteiten	**356,7**	254,1	40,4%
Vrije kasstroom[4]	**263,6**	177,0	48,9%

1 Bedrijfsresultaat voor afschrijving goodwill
2 Afgerond op hele Eurocenten
3 Uitgedrukt als winst voor rente, belastingen en afschrijvingen gedeeld door de netto rentelasten
4 Kasstroom uit bedrijfsactiviteiten minus netto investeringen

Omzet
De netto omzet bedroeg per 31 december 2001 EUR 8.835,7 miljoen ten opzichte van EUR 8.212,4 miljoen in het voorgaande jaar, een stijging van EUR 623,3 miljoen of 7,6%. Er was geen autonome groei. In de eerste helft van het jaar bedroeg de autonome groei 4,9%. In de tweede helft van het jaar was sprake van een negatieve autonome groei van 3,9%. Dit was het gevolg van de wereldwijd verslechterende economische omstandigheden die aan het einde van het eerste halfjaar al duidelijk werden en die zich in de tweede helft voortzetten en nog versterkt werden door de gebeurtenissen van 11 september in de Verenigde Staten. De negatieve autonome groei deed zich in de tweede helft van het jaar voor in alle drie divisies van de Groep.

Overnames, onder aftrek van de verkoop van consumentenactiviteiten in 2000, leverden per saldo een positieve bijdrage aan de totale omzet van EUR 809,4 miljoen. De belangrijkste overnames waren WF Electrical in het Verenigd Koninkrijk, Hagemeyer Electrical Group in Australië en CamBar in de Verenigde Staten die allemaal in de tweede helft van 2000 werden gekocht, en ABM in Spanje dat werd overgenomen met als effectieve datum 1 januari 2001. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 186,1 miljoen.

Bruto omzetresultaat
Het bruto omzetresultaat per 31 december 2001 was EUR 1.871,5 miljoen, een stijging ten opzichte van het voorgaande jaar van EUR 141,9 miljoen, of 8,2%. Het bruto omzetresultaat als percentage van de omzet steeg van 21,1% in 2000 tot 21,2% in 2001. In deze stijging komen tot uitdrukking zowel het relatief grotere belang van de PPS divisie in verhouding tot de ITPS divisie, die wordt gekenmerkt door lagere bruto marges, maar ook de resultaten van de verdere integratie van de PPS divisie. Als gevolg van deze integratie werden op het gebied van inkoop de eerste voordelen gerealiseerd en werd bovendien tegenwicht geboden aan zware prijsdruk in de markt veroorzaakt door de verslechterende economische omstandigheden.

EBITA
EBITA (bedrijfsresultaat voor afschrijving goodwill) bedroeg per 31 december 2001 EUR 373,0 miljoen, derhalve een stijging van EUR 20,2 miljoen of 5,7% ten opzichte van EUR 352,8 miljoen in het voorgaande jaar. De EBITA marge was 4,2% ten opzichte van 4,3% in 2000. In de geringe afname van de EBITA marge komt tot uitdrukking dat met name in de tweede helft van het jaar de vaste kosten moesten worden afgezet tegen een lager omzetvolume. Daarnaast namen de niet gealloceerde beheerskosten toe van EUR 20,2 miljoen tot EUR 33,4 miljoen in 2001. Deze toename omvat de opbouw van investeringen in de versterking van het centrale en regionale management om het PPS veranderings- en integratieproces op adequate wijze te managen. Maatregelen om de operationele kosten te reduceren, betroffen onder meer het terugbrengen van het personeelsbestand van de Groep in 2001 met ongeveer 1.600 arbeidsplaatsen.

Afschrijvingen
De afschrijvingen namen met EUR 29,3 miljoen toe van EUR 68,7 miljoen in 2000 tot EUR 98,0 miljoen in 2001. Het grootste deel van de toename, namelijk EUR 24,3 miljoen, is het gevolg van de stijging van de goodwill afschrijving[1].

Netto financiële lasten
De netto financiële lasten stegen van EUR 64,6 miljoen in 2000 tot EUR 75,3 miljoen in het verslagjaar. Deze toename is voornamelijk het gevolg van financieringskosten voor overnames uit de tweede helft van 2000 en de eerste helft van 2001 na aftrek van de opbrengst van eerdere desinvesteringen, en het positieve effect van wisselkoersmutaties.

Belastingen
De effectieve belastingdruk nam toe van 20,2% in 2000 tot 23,0%.

Cash earnings[2]
De cash earnings waren per 31 december 2001 EUR 239,1 miljoen, derhalve een toename van 1,8% ten opzichte van EUR 234,8 miljoen in 2000. Per aandeel stegen de cash earnings van EUR 2,184 in 2000 met 0,5% tot EUR 2,196.

Resultaat uit gewone bedrijfsuitoefening na belastingen
Het resultaat uit gewone bedrijfsuitoefening na belastingen bedroeg EUR 203,3 miljoen ten opzichte van EUR 223,2 miljoen in 2000.

Professional Products en Services (PPS)

Europa

(x EUR miljoen)	**2001**	2000
Netto omzet	**3.998,7**	3.623,4
Bruto omzetresultaat	**982,9**	883,4
Bruto omzetresultaat als % van de netto omzet	**24,6%**	24,4%
EBITA	**214,6**	194,4
EBITA als % van de netto omzet	**5,4%**	5,4%
Werkkapitaal als % van de netto omzet	**15,7%**	15,6%

In 2001 bedroeg de netto omzet EUR 3.998,7 miljoen, een toename van 10,4% ten opzichte van het voorgaande jaar. De pro forma autonome groei voor het gehele jaar bedroeg 1,6%. Hierin is een positieve autonome groei van 4,0% over het eerste halfjaar begrepen, gevolgd door een daling van 0,2% in de tweede helft van het jaar. De autonome groei over het tweede halfjaar is een combinatie van gezonde autonome groei in Scandinavië en het Verenigd Koninkrijk en een uiteindelijk negatieve autonome groei in Duitsland als gevolg van verslechterende economische omstandigheden. De omzetontwikkeling van de groep wordt nog steeds positief beïnvloed door de snellere groei in levering van producten en diensten aan de

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[1] Met ingang van 1 januari 2000 wordt de goodwill uit acquisities geactiveerd en afgeschreven
[2] Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill

industriële sector, hetgeen een tegenwicht biedt aan de teruggang in de traditionele installatiemarkt. Dit effect was in de tweede helft van het jaar minder uitgesproken als gevolg van teruglopende productie activiteit in Europa, met name in de telecomsector.

Het bruto omzetresultaat over 2001 bedroeg EUR 982,9 miljoen, een toename van EUR 99,5 miljoen ten opzichte van het voorgaande jaar. Ondanks zware prijsdruk in de markt leidde de verdere integratie van de Europese bedrijven, vooral op het gebied van inkoop, tot een stijging van de brutomarge van 24,4% in 2000 tot 24,6% in 2001.

De EBITA nam toe van EUR 194,4 miljoen in 2000 tot EUR 214,6 miljoen. Als percentage van de netto omzet bleef de EBITA marge met 5,4% gelijk aan die van vorig jaar. Door verlaging van de operationele kosten slaagde de divisie erin de EBITA marge te handhaven. Dit ondanks teruglopende omzetten in het tweede halfjaar en extra investeringen op het gebied van marketing en e-commerce initiatieven om Hagemeyers hoogwaardige dienstverlening verder uit te bouwen.

Het werkkapitaal als percentage van de netto omzet nam met 0,1% toe tot 15,7%. Indien het effect van de acquisitie van ABM, dat een hogere werkkapitaal ratio kent dan de rest van de divisie, buiten beschouwing wordt gelaten, verbeterde het werkkapitaal als percentage van de netto omzet met 0,5% als gevolg van beter werkkapitaalbeheer, met name in Duitsland.

Noord-Amerika

(x EUR miljoen)	**2001**
Netto omzet	**1.751,1**
Bruto omzetresultaat	**409,5**
Bruto omzetresultaat als % van de netto omzet	**23,4%**
EBITA	**71,1**
EBITA als % van de netto omzet	**4,1%**
Werkkapitaal als % van de netto omzet	**20,2%**

Met de overname van CamBar in 2000 kreeg de divisie kritische massa in Noord-Amerika. Dit had tot gevolg dat de structuur van de divisie in Noord-Amerika fundamenteel is gewijzigd en dat de ondernemingen op dit moment worden geïntegreerd. Als gevolg hiervan is een vergelijking met vorig jaar niet zinvol.

De netto omzet over 2001 bedroeg EUR 1.751,1 miljoen, een stijging van 63,5% ten opzichte van vorig jaar (2000: EUR 1.070,9 miljoen). Van deze toename is EUR 749,7 miljoen toe te schrijven aan het effect van acquisities, met name die van CamBar in de tweede helft van 2000. Wisselkoersmutaties hadden een positief effect van EUR 6,7 miljoen. Op pro forma basis was sprake van een negatieve autonome groei van 4,2%, waarin begrepen een positieve groei van 2,0% over het eerste halfjaar, gevolgd door een negatieve autonome groei van 9,8% in de tweede helft van het jaar. De ontwikkeling van het tweede halfjaar is het gevolg van een versnelde economische verslechtering in de Verenigde Staten, met name in de industriële sector.

De omzet uit Integrated Supply dienstverlening bleef in 2001 groeien. Dit ondanks het feit dat in de tweede helft van het jaar het volume met betrekking tot bestaande

contracten onder druk stond als gevolg van de vele ontslagen in de Verenigde Staten, met name in de productiesector. Hoewel er sprake is van een record aantal aanvragen voor nieuwe contracten, vergt het daadwerkelijk afsluiten van zo'n nieuw contract sinds september aanzienlijk meer tijd. Onder de huidige moeilijke economische omstandigheden zijn fabrikanten gericht op directe kostenbesparingen. Daarom hebben zij moeite met de aanloopkosten van een integrated supply contract ondanks de aanzienlijke kostenbesparingen die gerealiseerd kunnen worden als het contract eenmaal loopt.

Het bruto omzetresultaat bedroeg over 2001 EUR 409,5 miljoen, of 23,4% als percentage van de netto omzet. Indien het effect van de gewijzigde samenstelling van de activiteiten na de acquisitie van CamBar buiten beschouwing wordt gelaten, is de brutomarge gelijk aan die van het voorgaande jaar. Dit ondanks de zware prijsdruk gedurende het hele jaar.

De EBITA was per 31 december 2001 EUR 71,1 miljoen. Als percentage van de netto omzet bedroeg de EBITA 4,1%. De aanzienlijke afname van het omzetvolume waarmee de divisie in het tweede halfjaar geconfronteerd werd, kon grotendeels worden gecompenseerd door kostenbesparende maatregelen en reorganisaties en het positieve effect van het uniformeren van compensatieregelingen. Dit laatste maakt deel uit van de stap naar een geïntegreerde Noord-Amerikaanse activiteit in de loop van 2002.

Als gevolg van de aanzienlijke omzetdaling in het tweede halfjaar, stond het beheer van het werkkapitaal onder druk. Dit resulteerde in een verslechtering van de werkkapitaal ratio van 18,9% tot 20,2%.

Azië-Pacific

(x EUR miljoen)	**2001**
Netto omzet	**445,7**
Bruto omzetresultaat	**100,9**
Bruto omzetresultaat als % van de netto omzet	**22,6%**
EBITA	**14,9**
EBITA as % van de netto omzet	**3,4%**
Werkkapitaal als % van de netto omzet	**15,5%**

De netto omzet steeg van EUR 217,5 miljoen in 2000 tot EUR 445,7 miljoen. De acquisitie van Hagemeyer Electrical Group in de tweede helft van 2000 droeg met EUR 227,4 miljoen bij aan de totale groei van de netto omzet ten opzichte van het vorig jaar. Op pro forma basis was in 2001 sprake van negatieve autonome groei in de regio van 3,5%, met een negatieve autonome groei in het eerste en het tweede halfjaar van respectievelijk 2,6% en 4,3%.

Gedurende het jaar vergrootte Hagemeyer Electrical Group haar marktaandeel, ondanks lagere omzetten aan de bouwmarkt als gevolg van een belangrijke afname in bouwactiviteiten. Als gevolg van een grotere omzet aan industriële afnemers realiseerde Hagemeyer Electrical Groep een autonome groei die in het tweede halfjaar

nagenoeg uitkwam op nul, na een negatieve autonome groei van 4,5% in het eerste halfjaar.

Het bruto omzetresultaat over 2001 bedroeg EUR 100,9 miljoen, of 22,6% als percentage van de netto omzet. De EBITA bedroeg over 2001 EUR 14,9 miljoen, of 3,4% van de netto omzet. De EBITA werd negatief beïnvloed door het loskoppelen van Hagemeyer Electrical Group van diensten die nog uit het servicepakket van de voormalige eigenaar werden afgenomen en kosten verbonden aan het ontwikkelen van HEG's dienstverleningsactiviteiten aan industriële afnemers. Kostenbeheersingsmaatregelen die in de tweede helft van het jaar werden genomen om het hoofd te bieden aan verslechterende economische omstandigheden hadden een positief effect op de operationele resultaten van de divisie.

Als gevolg van efficiënter voorraadbeheer bij Hagemeyer Electrical Group verbeterde de werkkapitaal ratio van 15,7% tot 15,5%.

PPS Totaal

De operationele resultaten van de totale PPS divisie worden hieronder weergegeven:

(x EUR miljoen)	**2001**	2000
Netto omzet	**6.195,5**	4.911,7
Bruto omzetresultaat	**1.493,2**	1.195,3
Bruto omzetresultaat als % van de netto omzet	**24,1%**	24,3%
EBITA	**300,7**	244,5
EBITA as % van de netto omzet	**4,9%**	5,0%
Werkkapitaal als % van de netto omzet	**16,9%**	16,6%

Zoals hierboven reeds aangegeven bij de beschrijving van de resultaten per regio, werden de resultaten van de divisie belangrijk beïnvloed door de snelle verslechtering van de economische omstandigheden in de tweede helft van het jaar. Op pro forma basis was voor het gehele jaar sprake van een negatieve autonome groei van 0,5%, waarin een positieve groei van 3,0% voor het eerste halfjaar en een negatieve groei van 3,4% in de tweede helft van het jaar tot uitdrukking komt. Ondanks het feit dat de markt onder druk stond realiseerde de divisie een bruto marge van 24,1%. Hoewel dit in vergelijking met vorig jaar een afname betekent met 0,2% is deze afname geheel het gevolg van een wijziging in de geografische samenstelling van de divisie. In het verslagjaar was Europa, met over het algemeen hogere brutomarges dan de andere twee regio's, verantwoordelijk voor 65% van de netto omzet van de divisie, vergeleken met bijna 75% in het voorgaande jaar. Zoals verwacht leidde de verandering in de samenstelling van de activiteiten in de Verenigde Staten, als gevolg van de acquisitie van CamBar in 2000, tot een lagere bruto marge. De afname met 0,1% in de EBITA marge is ook volledig toe te schrijven aan de veranderde samenstelling van de geografische spreiding van de groep. In zijn algemeenheid ging van de kostenbeheersings- en integratiemaatregelen een positieve invloed uit op de EBITA marge van de divisie. Deze maatregelen werden gedurende het jaar genomen om de gevolgen van de omzetafname door de economische verslechtering op alle markten te beperken.

Information Technology Products en Services (ITPS)

(x EUR miljoen)	**2001**	2000
Netto omzet	**1.737,8**	2.003,3
Bruto omzetresultaat	**106,9**	141,0
Bruto omzetresultaat als % van de netto omzet	**6,1%**	7,0%
EBITA	**26,6**	29,0
EBITA as % van de netto omzet	**1,5%**	1,4%
Werkkapitaal als % van de netto omzet	**9,1%**	11,4%

In de resultaten van de divisie zijn de resultaten van Tech Pacific, de distributeur van IT producten in de regio Azië-Pacific, voor een vol jaar meegenomen en de resultaten van Codis, de Nederlandse distributeur van IT producten, voor vier maanden. Met ingang van 1 mei 2001 zijn de Codis activiteiten ingebracht in een joint venture met de Nederlandse IT distributie activiteiten van Getronics. Hagemeyers 50% belang in de resultaten van deze joint venture wordt nu verantwoord onder 'aandeel in resultaat deelnemingen voor belastingen'. De resterende activiteiten van Computerij Groep, die gedurende 2000 buiten de consolidatie werden gebracht, zijn nu alle gedesinvesteerd of beëindigd.

De netto omzet bedroeg per ultimo 2001 EUR 1.737,8 miljoen, een afname van EUR 265,5 miljoen. Van deze afname is EUR 229,1 miljoen toe te schrijven aan de desinvestering of beëindiging van de activiteiten van Computerij Groep. Wisselkoersmutaties, met name die van de Australische dollar hadden een drukkend effect van EUR 82,7 miljoen. De autonome groei van Tech Pacific was 2,9%. Tech Pacifics autonome groei in de tweede helft van het jaar was 7,1% negatief als gevolg van voortdurende zwakte van de wereldwijde IT markt, hetgeen verder werd versterkt door de uitzonderlijk slechte marktomstandigheden in Australië.

De afname van Tech Pacifics bruto marge met 1,0% is toe te schrijven aan de moeilijke marktomstandigheden waarmee de sector het hele jaar te kampen had en die geleid hebben tot zware prijsdruk omdat de toeleveranciers tot het uiterste gingen om marktaandeel te behouden. Om de moeilijke omstandigheden in Australië het hoofd te bieden werd in het tweede halfjaar een programma van kostenbesparende maatregelen ingezet, dat resulteerde in een vermindering van arbeidsplaatsen met circa 30%. Door deze acties, samen met een stringent kostenbeheer elders in de organisatie, was Tech Pacific in staat de kosten als percentage van de omzet terug te brengen van 4,7% in 2000 tot 4,4%. De combinatie van de daling van de bruto marge en de kostenbeheersingsmaatregelen resulteerde in een EBITA marge bij Tech Pacific van 1,5% ten opzichte van 2,2% in het voorgaande jaar.

De verbetering van het werkkapitaal als percentage van de omzet van 11,4% tot 9,1% is het gevolg van de desinvestering van Computerij Groep. Ondanks de omzetdaling was het werkkapitaal als percentage van de netto omzet bij Tech Pacific met 9,1% gelijk aan het voorgaande jaar.

Overige Activiteiten

(x EUR miljoen)	2001	2000
Netto omzet	**902,4**	1.034,7
Bruto omzetresultaat	**271,4**	304,8
Bruto omzetresultaat als % van de netto omzet	**30,1%**	29,5%
EBITA	**79,0**	81,4
EBITA als % van de netto omzet	**8,8%**	7,9%
Werkkapitaal als % van de netto omzet	**21,3%**	18,8%

In de cijfers over 2000 werden de resultaten van de automotive activiteiten van A.R.M.-Stokvis en de resultaten van Case Logic en Pollyconcept meegenomen tot het moment van deconsolidatie. Dit was 31 maart 2000 voor de eerstgenoemde onderneming en 31 mei 2000 voor beide laatstgenoemde ondernemingen. De resultaten van deze activiteiten zijn niet in bovenstaande cijferopstelling over 2000 meegenomen.

De netto omzet van de doorlopende activiteiten bedroeg over 2001 EUR 902,4 miljoen, een afname van EUR 132,3 miljoen, of 12,8% ten opzichte van het voorgaande jaar. De negatieve autonome groei bedroeg 2,6% en is een combinatie van negatieve autonome groei van 3,3% in het tweede halfjaar, ten opzichte van 1,8% negatieve autonome groei in de eerste helft van het jaar. Dit is het gevolg van lagere consumentenbestedingen overal ter wereld, hetgeen van invloed was op de omzet van de divisie. HCL vormde een uitzondering op deze ontwikkeling met omzetten in Japan die bestand bleken tegen de voortdurend verslechterende economische omstandigheden. Wisselkoersmutaties hadden een drukkend effect van EUR 30,3 miljoen op de omzet. Van de afname is EUR 85,2 miljoen toe te schrijven aan desinvesteringen en de beëindiging van agentschappen van HCL.

De doorlopende ondernemingen realiseerden in 2001 een EBITA van EUR 79,0 miljoen. De EBITA als percentage van de omzet nam toe van 7,9% in 2000 tot 8,8%. Dit is voornamelijk toe te schrijven aan betere winstgevendheid bij HCL als gevolg van hogere bruto marges in Japan en Hong Kong, wat ook tot uitdrukking komt in de ontwikkeling van de bruto marge van de divisie, maar ook aan kostenbesparingen als gevolg van een herstructurering door beëindiging van verliesgevende agentschappen en het stopzetten van activiteiten op volatiele markten gedurende de afgelopen twee jaar.

Efficiency in het gebruik van het werkkapitaal bij de doorlopende activiteiten, berekend als percentage van de omzet, nam af, voornamelijk als gevolg van moeilijke omstandigheden in de consumentenmarkten in Noord-Amerika en Europa. HCL daarentegen wist het gebruik van werkkapitaal te verbeteren.

Buitengewoon resultaat na belastingen

Het netto buitengewone resultaat na belastingen is een verlies van EUR 49,8 miljoen (netto buitengewoon resultaat voor belastingen is een verlies van EUR 49,3 miljoen). De belangrijkste elementen hiervan zijn een last voor belastingen van EUR 35,0 miljoen met betrekking tot het terugbrengen van het personeelsbestand, zoals

aangekondigd in november 2001, en een last voor belastingen van EUR 27,4 miljoen in de resultaten van Tech Pacific. In het buitengewoon resultaat is een terugstorting opgenomen van EUR 26,4 miljoen die in de eerste zes maanden werd ontvangen van Hagemeyers pensioenfonds in Nederland.

Financiële positie
Per jaareinde bedroegen de totale activa EUR 3.719,5 miljoen, een toename van EUR 153,1 miljoen ten opzichte van vorig jaar (2000: EUR 3.566,4 miljoen). Overnames, na aftrek van het effect van desinvesteringen, hebben per saldo geleid tot een toename van de totale activa met EUR 212,3 miljoen. Wisselkoersmutaties hadden een positief effect van EUR 33,2 miljoen.

Het eigen vermogen nam toe van EUR 835,5 miljoen per eind 2000 tot EUR 943,0 miljoen, een toename van EUR 107,5 miljoen. Deze stijging omvat hoofdzakelijk de netto winst in 2001, inclusief netto buitengewone lasten en het positieve effect van wisselkoersmutaties, onder aftrek van de dividenden die gedurende het jaar zijn uitgekeerd en gereserveerd.

De netto rentedragende leningen namen toe van EUR 1.125,5 miljoen per ultimo 2000 tot EUR 1.208,3 miljoen. Deze toename is het gevolg van bedragen die werden opgenomen onder lang- en kortlopende kredietfaciliteiten voor de financiering van overnames en dividendbetalingen, onder aftrek van de vrije kasstroom van EUR 263,6 miljoen.

De interest cover ratio (uitgedrukt als winst voor rente, belastingen en afschrijvingen gedeeld door de netto rentelasten) was per 31 december 2001, 5,6.

Werkkapitaal
Het werkkapitaal nam ten opzichte van het voorgaande jaar af als gevolg van lagere voorraden. Hierin komt zowel een verbetering van het gebruik van werkkapitaal als ook de negatieve autonome groei in het laatste deel van het jaar tot uitdrukking. Het gemiddeld werkkapitaal als percentage van de netto omzet nam af van 15,7% in 2000 tot 14,9% in 2001, hoofdzakelijk als gevolg van de veranderde samenstelling van de Groep.

Kasstromen
De kasstroom uit bedrijfsactiviteiten bedroeg in het verslagjaar EUR 356,7 miljoen, een toename van EUR 102,6 miljoen (2000: EUR 254,1 miljoen).

De investering in materiële vaste activa bedroeg EUR 142,1 miljoen in 2001 of wel 1,6% als percentage van de netto omzet, in vergelijking met EUR 84,8 miljoen of 1,0% in 2000. Deze toename is voornamelijk toe te schrijven aan gekapitaliseerde kosten voor een bedrag van EUR 55,0 miljoen in verband met de ontwikkeling van het gezamenlijk IT platform van de Groep.

De vrije kasstroom (kasstroom uit bedrijfsactiviteiten minus netto investeringen) bedroeg in 2001 EUR 263,6 miljoen, derhalve een toename van EUR 86,6 miljoen ten opzichte van vorig jaar. De vrije kasstroom, tezamen met aanvullende langlopende leningen van EUR 143,3 miljoen, werd in 2001 aangewend voor de financiering van overnames voor een bedrag van EUR 257,9 miljoen, voor dividendbetalingen voor

een bedrag van EUR 60,2 miljoen en voor netto uitgaven verband houdende met buitengewone lasten voor een bedrag van EUR 21,5 miljoen.

Dividend

Aan de algemene vergadering van aandeelhouders van 23 april 2002 zal worden voorgesteld voor het jaar 2001 een dividend te declareren van EUR 0,77 per gewoon aandeel. Na aftrek van het interim-dividend van EUR 0,25 resteert een slotdividend van EUR 0,52. Aandeelhouders wordt de keuze geboden dit slotdividend geheel in contanten op te nemen, dan wel in aandelen.

Vooruitzichten

Hagemeyer is goed op weg met het veranderingsprogramma en boekt voortgang met de integratie van de Europese en Amerikaanse ondernemingen. Wij gaan dit jaar verder met de implementatie van het nieuwe IT platform op verschillende plaatsen in de Groep. Onze voornaamste doelstelling is ervoor te zorgen dat het veranderingsprogramma wordt uitgevoerd met een minimum aan verstoring van de bestaande activiteiten.

Wij gaan ervan uit dat de economische recessie die in de tweede helft van 2001 de belangrijkste markten van de Groep heeft beïnvloed, tenminste nog in de gehele eerste helft van 2002 zal voortduren. Als gevolg hiervan verwachten wij dat omzet en resultaten in de eerste helft van het jaar lager zullen uitkomen dan in de eerste zes maanden van 2001.

Het zou onvoorzichtig zijn om in deze fase van de economische cyclus enige verwachting uit te spreken voor het gehele jaar. Hoewel het geen gemakkelijk jaar zal worden voor Hagemeyer, vertrouwen wij erop dat de genomen maatregelen op het gebied van integratie en kostenbeheersing de Groep in staat zullen stellen om te profiteren van een toekomstig herstel van haar markten.

Jaarverslag/jaarvergadering

Het jaarverslag over 2001 zal begin april verschijnen. De jaarlijkse algemene vergadering van aandeelhouders zal plaatsvinden op 23 april 2002 om 14.00 uur in de Goederenbeurszaal van de Beurs van Berlage, Damrak 277 te Amsterdam.

Naarden, 27 februari 2002
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Zoals bekend zal de heer Mr R. ter Haar nadere informatie geven aan de pers over de resultaten en de strategie in een persconferentie op 27 februari om 09.00 uur in Hotel Krasnapolsky te Amsterdam.

Bijlagen 4

Bijlage I

Geconsolideerde winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	2001	2000
Netto omzet	**8.835.726**	**8.212.399**
Kostprijs van de omzet	(6.964.251)	(6.482.824)
Bruto-omzetresultaat	**1.871.475**	**1.729.575**
Verkoop- en algemene beheerskosten voor afschrijving goodwill	(1.505.378)	(1.378.985)
Overige netto-bedrijfsopbrengsten	6.862	2.208
EBITA (Bedrijfsresultaat voor afschrijving goodwill)	**372.959**	**352.798**
Aandeel in resultaat deelnemingen voor belastingen	4.937	5.797
Uitkomst der financiële baten en lasten	(75.331)	(64.588)
Resultaat uit gewone bedrijfsuitoefening voor belastingen voor afschrijving goodwill	**302.565**	**294.007**
Belastingen	(61.269)	(57.031)
Aandeel van derden	(2.183)	(2.165)
Resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill	**239.113**	**234.811**
Afschrijving goodwill	(35.849)	(11.597)
Resultaat uit gewone bedrijfsuitoefening na belastingen	**203.264**	**223.214**
Buitengewoon resultaat na belastingen	(49.785)	163.462
Resultaat na belastingen	**153.479**	**386.676**

Gegevens per gewoon aandeel (x EUR)

Cash Earnings (resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill)	2,196	2,184
Resultaat uit gewone bedrijfsuitoefening na belastingen	1,86	2,08
Dividend	0,77	0,76
Gemiddeld aantal geplaatste gewone aandelen (x 1.000)	107.797	106.530

Bijlage II

Geconsolideerde balans per 31 december
(Na winstbestemming)

(x EUR 1.000)	2001	2000
Vaste activa		
Immateriële vaste activa	678.174	559.542
Materiële vaste activa	380.497	328.760
Financiële vaste activa	41.610	28.860
Actieve belastinglatentie	80.607	65.737
	1.180.888	982.899
Vlottende activa		
Voorraden	959.855	1.019.143
Handelsdebiteuren	1.388.414	1.362.415
Overige vorderingen en overlopende activa	134.919	132.363
Liquide middelen	55.410	69.629
	2.538.598	2.583.550
	3.719.486	**3.566.449**
Eigen vermogen	942.980	835.470
Aandeel van derden	9.547	3.717
Achtergestelde leningen	150.000	150.000
Garantievermogen	1.102.527	989.187
Langlopende schulden		
Voorzieningen	216.669	235.707
Langlopende schulden	710.688	576.076
Overige langlopende verplichtingen	1.947	2.810
	929.304	814.593
Kortlopende schulden		
Handelscrediteuren en overige kortlopende schulden	1.286.618	1.296.407
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	401.037	466.262
	1.687.655	1.762.669
	3.719.486	**3.566.449**

Bijlage III

Geconsolideerd kasstroomoverzicht over het kalenderjaar

(x EUR 1.000)	2001	2000
Bedrijfsactiviteiten		
Bedrijfsresultaat	**337.110**	**341.201**
aangepast voor:		
Afschrijvingen	97.983	68.658
(Winst)/verlies uit verkoop vaste activa	(4.052)	174
Mutaties in werkkapitaal:		
- Voorraden	86.323	(96.386)
- Vorderingen	53.549	7.258
- Handels- en overige crediteuren	(58.939)	44.356
Mutaties in voorzieningen	(19.422)	(5.793)
Kasstroom uit bedrijfsoperaties	**492.552**	**359.468**
Ontvangen rente	9.368	9.102
Ontvangen dividenden uit deelnemingen	5.504	912
Betaalde rente en soortgelijke kosten	(90.102)	(65.079)
Betaalde belastingen	(60.616)	(50.307)
Netto kasstroom uit bedrijfsactiviteiten	**356.706**	**254.096**
Netto aankoop materiële vaste activa	(93.115)	(77.099)
Vrije kasstroom	**263.591**	**176.997**

Bijlage IV

Buitengewoon Resultaat na Belastingen

(x EUR 1.000)	2001	2000
Restitutie pensioenfonds	26.443	28.018
Verkoop van dochtermaatschappijen en deelnemingen	-	237.693
Verkoop van onroerend goed	-	2.131
	26.443	**267.842**
Kosten herstructurering - Personeelsreductie	(35.000)	-
Kosten herstructurering - Hagemeyer Electrical Group	(5.774)	-
Kosten herstructurering en buitengewone lasten Tech Pacific	(27.419)	(16.461)
Overige buitengewone lasten	(7.582)	(10.541)
Kosten herstructurering - PPS	-	(57.000)
Kosten herstructurering – Computerij	-	(54.474)
	(75.775)	**(138.476)**
Netto buitengewoon resultaat voor belastingen	(49.332)	129.366
Belastingen	(453)	34.096
Netto buitengewoon resultaat na belastingen	**(49.785)**	**163.462**

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957676, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer appoints new Group external auditors

Hagemeyer N.V. announces the proposal to appoint Deloitte & Touche as external auditors to the Group. This proposal will be put to the Annual General Meeting of Shareholders to be held on 23 April 2002.

In order to avoid any potential conflict of interest between the role of external auditor and the provision of consultancy and advisory services to the Group, Hagemeyer has agreed with the Group's present auditors, PricewaterhouseCoopers N.V. that they will not seek re-election at the forthcoming Annual General Meeting of Shareholders.

As it implements its worldwide change programme the Group will continue to use a range of consultancy and advisory services from PricewaterhouseCoopers.

While welcoming Deloitte & Touche as Hagemeyer's new external auditors, the Board would like to take this opportunity of thanking PricewaterhouseCoopers for their services as external auditors to the Group over the years.

Naarden, April 5, 2002
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Ivo H.H.J.M.Manders, Corporate Secretary and Group General Counsel
++.31.35.6057676

www.hagemeyer.com / press@hagemeyer.com